FOR IMMEDIATE RELEASE:
                         Contact:   Christopher J. Schaber
                                    Executive Vice President,
                                    Drug Development and Regulatory Compliance
                                    Discovery Laboratories, Inc.
                                    215.340.4699, Ext. 130

                                    Dian Griesel, Ph.D., CEO/
                                    Shayne Payne
                                    The Investor Relations Group
                                    212.736.2650

           DISCOVERY LABORATORIES, INC. TO BEGIN PIVOTAL PHASE 3 STUDY
                 OF SURFAXIN(R) IN MECONIUM ASPIRATION SYNDROME


Doylestown, PA, January 27, 2000 - Discovery Laboratories, Inc. (Discovery) (Nasdaq small cap: DSCO, DSCOU) announces the initiation of a pivotal Phase 3 trial to evaluate the efficacy of the company's novel pulmonary surfactant, Surfaxin(R) (lucinactant), in the treatment of full-term infants with Meconium Aspiration Syndrome (MAS). The trial will enroll approximately 200 newborn infants at more than thirty medical centers throughout the United States in order to compare Surfaxin(R)-lavage (lung wash) with standard care.

Approximately 13% of babies pass a bowel movement (known as meconium) while still inside their mothers' uterus. Some fetuses and newborns will inhale this substance into their lungs and subsequently develop MAS. This disorder is characterized by the presence of meconium, inflammatory cells, inflammatory mediators, edema fluid, protein, and other noxious debris in the lungs. Inhaled meconium can inactivate the infants' own natural surfactant (the substance that keeps lung air sacs open) and make breathing difficult. Many of the affected babies develop severe respiratory distress, necessitating the need for mechanical ventilation. There are no approved therapies for this disorder worldwide.

Previously, Surfaxin(R) was shown to be safe and well tolerated in a similar open label Phase 2 trial that used the novel surfactant to cleanse the lungs (using bronchoalveolar lavage or lung wash) of MAS patients requiring mechanical ventilation. In order to assess the safety and potential efficacy of Surfaxin(R) therapy, fifteen of twenty-two patients randomized to receive Surfaxin(R)-lavage were compared to seven patients randomized to standard of care. Surfaxin(R)-lavaged newborns had more rapid and more persistent improvements in oxygenation compared to standard of care patients. Lavaged infants were, on average, weaned from mechanical ventilation 3 days sooner than controls. These promising preliminary results prompted the initiation of the new Phase 3 trial.

Surfaxin(R), which contains sinapultide (a peptide mimic of the human surfactant protein B), was granted fast track designation by the U.S. Food and Drug Administration (FDA) on October 8, 1998 for the treatment of MAS. Fast track status facilitates the development and expedites the review of new drugs intended for the treatment of life-threatening conditions for which there are

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no current  medical  options.  The FDA has also  granted  Discovery  orphan drug designation for this indication and has awarded the Surfaxin(R) MAS development program a three-year orphan drug grant totaling approximately $560,000.

In addition, Discovery has elected to halt its current ARDS clinical trial as a result of a breakthrough in the manufacturing process of Surfaxin(R). "We can now manufacture a less viscous formulation of Surfaxin(R)", said Robert J. Capetola, Ph.D., President and CEO of Discovery. "This new process will allow us to deliver a higher concentration of Surfaxin(R) through our patented lavage process. To that end we are planning to initiate a new clinical trial in ARDS/ALI with this less viscous product subject to appropriate funding. This should greatly benefit patients and further improve the chances of success for Surfaxin(R) in the ARDS clinical trials."

Discovery is a bio-pharmaceutical company whose mission is to develop and commercialize medically novel therapeutics for critical care. Presently, Discovery is developing proprietary pharmaceuticals to treat respiratory distress syndrome (RDS) in premature infants, MAS in full-term infants, direct acute respiratory distress syndrome (ARDS), and cystic fibrosis. More information about Discovery is available on the company's web site at: www.discoverylabs.com.

To the extent that statements in this press release are not strictly historical, including statements as to future financial conditions, events conditioned on stockholder or other approval, or otherwise as to future events, such statements are forward-looking, and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. The forward-looking statements contained in this release are subject to certain risks and uncertainties that could cause actual results to differ materially from the statements made. Among the factors which could affect the company's actual results and could cause results to differ from those contained in the forward-looking statements contained herein are the risk that financial conditions may change, risks relating to the progress of the company's research and development and the development of competing therapies and/or technologies by other companies. Those associated risks and others are further described in the company's filings with the Securities and Exchange Commission.

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